EXHIBIT 11

Tommy Hilfiger Corporation

Computation of Net Income Per Ordinary Share

(in thousands, except per share amounts)

	Nine Months Ended December 31,		Three Months Ended December 31,
	2002	2001	2002	2001

FINANCIAL STATEMENT PRESENTATION

BASIC

Weighted average shares outstanding	90,322	89,307	90,579	89,622

Earnings (loss) before cumulative effect of accounting change	$30,187	$93,846	$(22,075)	$36,958

Net income (loss)	$(399,839)	$93,846	$(22,075)	$36,958

Earnings (loss) per share before cumulative effect of accounting change	$0.33	$1.05	$(0.24)	$0.41

Net income (loss) per share	$(4.43)	$1.05	$(0.24)	$0.41

DILUTED

Weighted average shares outstanding	90,332	89,307	90,579	89,622
Net effect of dilutive stock options based on the treasury stock method using average market price	408	527	—	483

Total	90,730	89,834	90,579	90,105

Earnings (loss) before cumulative effect of accounting change	$30,187	$93,846	$(22,075)	$36,958

Net income (loss)	$(399,839)	$93,846	$(22,075)	$36,958

Earnings (loss) per share before cumulative effect of accounting change	$0.33	$1.04	$(0.24)	$0.41

Net income (loss) per share	$(4.41)	$1.04	$(0.24)	$0.41